UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   June 2014

File No.   000-55193

Avrupa Minerals Ltd.

 (Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    FORM 20-F   ☒  FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

(Registrant)

Dated: November 24, 2015	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1

Change to the Company Articles

99.2

News Release dated June 9, 2014

99.3

News Release dated July 24, 2014

99.4

News Release dated July 31, 2014

99.5

News Release dated August 5, 2014

99.6

News Release dated August 12, 2014

99.7

News Release dated August 13, 2014